                     [LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 24, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Morgan Stanley Series Funds
         Securities Act File No. 333-143505
         Investment Company Act File No. 811-22075
         Post-Effective Amendment No. 9

Dear Sir or Madam:

Attached herewith for filing is Post-Effective Amendment No. 9 to the Fund's
Registration Statement on Form N-1A relating to Morgan Stanley U.S. Multi-Cap
Alpha Fund, a series of the Fund that we anticipate going effective on September
30, 2008. In connection with the filing of Post-Effective Amendment No. 9 to this Fund's Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 9 filed pursuant to
Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule
485(b).

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Sheelyn M. Michael at (212) 878-4985 (tel) or
(212) 878-8375 (fax) or Sheri L. Schreck of Morgan Stanley at (212) 296-6989
(tel) or (646) 290-2042 (fax).

                                                          Very truly yours,

                                                          /s/ Stuart M. Strauss
                                                          ----------------------
                                                          Stuart M. Strauss